Attention Business Editors: Paymentech purchases Scotiabank’s Merchant Acquirer and Smart Card Point-of-Sale Business@

     TORONTO, Nov. 4 /CNW/ — Paymentech has purchased Scotiabank’s Merchant Acquirer and Smart Card Point-of-Sale business, encompassing debit and credit card payment services and smart card programs offered to merchants in 95,000 locations across Canada, effective October 31, 2002.

     Scotiabank will report a net gain of C$80 million, after tax, in its fourth quarter as a result of this transaction. Subject to certain performance standards, additional revenues will be earned by Scotiabank in future periods.

     “This is an exciting opportunity to expand our Canadian presence,” said Paymentech CEO Mike Duffy. “We can leverage our industry experience and technical capabilities to deliver an exceptional suite of electronic payment opportunities to Canadian merchants.”

     “We believe Paymentech’s commitment to state-of-the-art payment processing solutions will benefit our Canadian merchant customers. We’ve been doing business with Paymentech since 1993, and know they are a true leader in electronic payment technology,” said Albert Wahbe, Executive Vice-President, Electronic Banking, Scotiabank.

     Under terms of the agreement, Paymentech will provide merchants a range of solutions from point-of-sale transaction services, to payment processing and reporting. Paymentech will also administer and provide all processing and reporting for Scotiabank’s merchant smart card programs. Scotiabank will maintain its banking relationships with these merchants and continue to provide the clearing and settlement services associated with debit and credit card transactions. Scotiabank will also continue to market merchant products to its customers through a referral arrangement with Paymentech.

     About Paymentech

     Paymentech delivers secure and reliable payment service in merchant acquiring and point-of-sale transaction processing across 14 different currencies and 25 countries. Paymentech (www.paymentech.com) processed approximately 3.7 billion total transactions and US$114 billion in bankcard sales volume in 2001.

     About Scotiabank

     Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. It offers a diverse range of products and services including personal, commercial, corporate and investment banking. Scotiabank Group has C$300 billion in assets (as at July 31, 2002). Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

     This press release includes forward-looking statements about the transaction. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank’s control. The Bank does not undertake to update any forward-looking statement.